April 19, 2007
VIA EDGAR AND U.S. MAIL
Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Corning Natural Gas Corporation
Form 10-K for the Fiscal Year Ended September 30, 2006 Filed December 29, 2006 SEC File No: 0-00643
Dear Mr. Moran,
Please find below Corning Natural Gas Corporation’s responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to Mr. Michael German dated March 29, 2007. The responses to your comments follow and are numbered to correspond to the numbered paragraphs in your letter. For convenience, we have included the full text of each of your comments in our response below as well as a revised MD&A report.
Item 7- Management’s Discussion and Analysis of Financial Condition and Results of Operations
2. In addition to the current discussion, please expand management’s discussion to provide further analysis of the underlying reasons for known material trends, events, demands, commitments and uncertainties. SEC Release No. 33-8350 provides interpretive guidance designed to promote a more meaningful MD&A.
For example, please discuss the following matters:
•	The underlying reasons for decreasing average use by residential customers and the increase in average revenue generated by residential customers. We note the number of residential customers has remained consistent for the recent three year period, however; the average revenue divided by average Mcf of use shows an increasing trend in average revenue per Mcf of $16.6, $11.6 and $10.7 in 2006, 2005 and 2004, respectively;

RESPONSE
The rising price of natural gas resulted in both higher revenue for the Company (gas cost is a pass through), and lower use per customer (i.e. price induced conservation). In addition 2004 was colder than 2006. Please see additional detail in the revised MD&A report.
•	The consistent annual decrease in average margins of 24%, 30% and 33% in 2006, 2005 and 2004, respectively. These margins represent the average revenue per Mcf ($16.6, $11.6 and $10.7) less average cost of gas ($12.57, $8.15 and $7.20). Please note these dollar values were obtained from your financial information and MD&A.
RESPONSE
Our margin increased between 2004 and 2005 due to increase in producer’s revenue ($847,574) and decreased between 2005 and 2006 due to a loss of producer’s revenue ($618,727) and warmer weather. Please refer to the revised MD&A for further detail.
•	You state the company’s key performance indicators are net income, cash flow and rate of return. Please include a comparative discussion of these indicators for the recent three year period as well as management’s analysis of the significant reasons for the year-to-date changes. Also expand your discussion to include leak repair, main and service replacements and customer service metrics which you also disclose to be valuable performance indicators;
RESPONSE
Our Company’s current management team believes the Company’s key performance indicators are net income and stockholders’ equity. We have discussed these indicators in greater detail in the attached revised MD&A, as well as maintenance and customer service metrics.
•	Management’s expectations for the continued growth in revenue in comparison to the increasing cost of gas. We note the increase in 2006 retail revenue increase of approximately 15% over 2005 was outpaced by the 20% increase in purchase gas expense for the comparative periods;

RESPONSE
On October 1st, 2006, Corning put in to effect a significant ($2.7 million a year) rate increase which will positively impact revenue. This will result in a large revenue increase. In addition, 2006 was a warm winter; a return to normal weather will also increase revenue. In addition, our largest customer, Corning Inc., has added additional manufacturing capacity in the area that will increase our revenues. Looking forward, we anticipate Corning’s cost of gas will likely decline because of access to local production and a more favorable gas supply asset management agreement. Margins are expected to increase due to the rate case, while overall prices are currently expected to remain relatively stable. We have included this information in our revised MD&A.
•	The major types of cost included in restructuring expense, the facts and circumstances leading to the activities, the expected total amount to be incurred and expected completion date.
RESPONSE
The restructuring expenses include legal, investment banking and other expenses associated with the failed C&T merger as well as severance and related costs for former senior officers ($815,093). The Company put itself up for sale in response to cash flow and regulatory pressures. The new management team that joined the Company on December 1, 2006 is addressing these issues without resorting to the sale of the Company. Also, C&T had requested the sale of all non-utility properties as part of their acquisition of the Company. We incurred a loss on the sale of our real estate subsidiary. Secondarily, earnings were negatively impacted by lower revenue from local producers ($618,727). In addition, there was $1,400,000 penalty imposed by Public Service Commission on the Company for its gas purchasing practices. Finally, there was a significant loss associated with Deferred New York State Franchise Tax catch up and reconciliation. We have included this information in our revised MD&A.
3.	Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

RESPONSE
We will include estimated interest payment on the Company’s debt as well as the funding sources and the amount for the pension and other post retirement benefit in our future 10-K filing. Please see the revised MD&A attached.
Consolidated Statement of Income
4. Please tell us, and disclose in future filings, the composition of and amounts included in Other Deductions, net.
RESPONSE
The account Other Deductions, net for the fiscal year ending September 30, 2006 is mainly comprised of a $1.4 million disallowance of gas cost imposed by the New York Public Service Commission on the Company for its gas purchasing practices. In future filings we will include this information.
Notes to Consolidated Financial Statements for the Year Ended September 30, 2006, 2005 and 2004
(2) Information About Operating Segments
5. Please tell us why you present revenue, net income and interest income for the Appliance Co. in 2006, 2005 and 2004. We note footnote two in the table explains that the Appliance Co. was discontinued in 2003 and we note the additional disclosures in Note 10.
RESPONSE
The Company presents revenue, net income and interest income for the Appliance Co. in 2006, 2005 and 2004 due to deferred revenue on the installment sale of these assets.
(10) Discontinued Operations
6.	Please advise or include the disclosures required by paragraph 47 of SFAS No. 144 and paragraph 20 of SFAS No. 146. We note you incurred approximately $1.9 million in restructuring expenses in 2006.

RESPONSE
The $1.9 million in restructuring expenses includes costs incurred related to the failed C&T merger and severance and related costs for former senior officers. We will include this information in future filings. For more detail please refer to proposed MD&A.
Acknowledgment
Per your request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings:

•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Corning Natural Gas set forth in this letter, please do not hesitate to contact me at 607-936-3755.

Sincerely,

Corning Natural Gas Corporation

/s/ Fi Sarhangi

By: Fi Sarhangi Its: Chief Financial Officer and Treasurer

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
The Company’s primary business is natural gas distribution. We serve approximately 14,500 customers through 400 miles of pipeline. Our service territory is saturated with very little residential growth. Growth opportunities do exist in the industrial market, as well as connecting to local gas production. Increased focus will be given to efficient operations and improving infrastructure.
Our key performance indicators are net income and return on equity.

	Year Ended September 30
	2006		2005	2004
Net income (loss)	$(3,615,952)	*	$626,530	$612,869
Stockholders’ equity per share	$5.22		$9.93	$9.54

*	Excluding one time items, the Company had a loss of $396,801 in 2006. These one time items were:

One Time items for 2006
Merger Cost	$1,070,248
Gas Cost Disallowance	1,400,000
Severance Package	815,093
Def. NY State Tax Catch up	325,000
Loss on Real Estate Subsidiary	$729,709

Total	4,340,050
Tax Effect of above Items	(1,121,469)
One Time Items-Net	3,218,581
Net Loss	(3,615,382)
Net Loss Exc. One Time Items	$(396,801)
During the past three years many events have taken place that have created additional burdens on the Company’s ability to maintain earnings. For example, the rising price of natural gas resulted in less use per customer and additional uncollectible expenses. Insurance and interest costs also increased. This resulted in flat earnings between 2004 and 2005. Earnings remained flat because a significant increase in revenue from local production offset these rising costs. In 2006 the Company experienced a number of extraordinary items, including restructuring expenses ($1.9 million), gas cost disallowance ($1.4 million), and the write off of good will associated with the sale of the Company’s subsidiary. These items resulted in a net loss of $3.6 million. Excluding these one time items, the Company lost $396,801. The decrease in earnings between 2005 and 2006 was the product of the expense items mentioned above as well as a sharp decrease in local production revenue. Effective October 1, 2006 the Company received a New York Public Service Commission’s Order to increase its rates by $2.7 million in revenue. We believe the result of this Order should be to reverse the trend of falling income.

As a regulated utility company, shareholders’ equity is an important measure for the Company. The New York Public Service Commission allows the Company to earn a just and reasonable return on shareholders’ equity. Shareholders’ equity is therefore a precursor of future earnings’ potential. Shareholders’ equity increased between 2004 and 2005 as a result of earnings and the lack of cash dividend. In 2006 equity decreased due primarily to the one time expenses incurred by the Company. A focus of the Company going forward will be to rebuild shareholders’ equity.
Other indicators that are tracked include leak repair, main and service replacements and customer service metrics. During 2006 the Company made a significant effort to improve its infrastructure. More than $1.6 million was invested in line, meter and service replacement. We repaired 282 leaks and replaced 150 services and three miles of gas main.
The Company’s Customer Service Group has implemented several changes to positively impact Corning Natural Gas customers. Beginning in 2007, customers have the option of third party payment of their gas bill through their lending institution. This will speed up payments and save customers from having to travel to the office to make payments or mail payment. Corning has also instituted online meter reading which now allows customers three ways to have an actual reading each month (by mail, call in reading or online reading). Bill processing has been consolidated to shorten the time between meter reading and mailing of the customer bill which allows a more direct link between the consumption of gas and the receipt by the customer of the bill. The principal customer service matrix employed by the Company is number of customer complaints. The Company is exploring the feasibility of conducting a customer satisfaction survey.
Earnings
2006 compared with 2005. Consolidated earnings amounted to a loss of $3,615,952, or $7.13 per share, in 2006 compared to earnings of $626,530, or $1.24 per share, in 2005. The decrease in earnings is primarily due to one time items associated with the Company’s restructuring
($1,885,341). The restructuring expenses include legal, investment banking and other expenses associated with the failed C&T merger as well as severance and related costs for former senior officers ($815,093). The Company put itself up for sale in response to cash flow and regulatory pressures. The new management team that joined the Company on December 1, 2006 is addressing these issues without resorting to the sale of the Company. Also, C&T had requested the sale of all non-utility properties as part of their acquisition of the Company. We incurred a loss on the sale of our real estate subsidiary. Secondarily, earnings were negatively impacted by lower revenue from local producers ($618,727). In addition, there was a $1,400,000 penalty imposed by Public Service Commission on the Company for its gas purchasing practices. Finally, there was a significant loss associated with Deferred New York State Franchise Tax catch up and reconciliation.
2005 compared with 2004. Consolidated earnings amounted to $626,500, or $1.24 per share, in 2005 compared to earning of $612,900, or $1.21 per share, in 2004. The increase is the result of a significant utility increase in local production revenue partially offset by a decrease in non-utility earnings due to the discontinued operations of Tax Center and Foodmart and a $33,000 reduction in Mortgage earnings due to changing real estate market and competitive products.

Earnings (Loss) by Segment	2006	2005	2004
Utility (continued operation)	$(2,980,570)	$493,320	$275,286
Discontinued Operations	(635,382)	133,210	337,593

Total Consolidated	$(3,615,952)	$626,530	$612,879
Revenue

Utility Operating Revenue	2006	2005	2004
Retail Revenue:
Residential	$15,665,743	$12,962,578	$12,213,611
Commercial	3,588,626	2,678,898	2,835,696
Industrial	344,250	229,492	249,490

	19,598,619	15,870,968	15,298,797
Transportation	2,654,669	2,700,204	2,820,827
Wholesale	3,912,815	2,954,559	3,250,042
Local Production	310,293	929,020	81,447
Other	444,768	423,107	544,392

	$26,921,164	$22,877,858	$21,995,505
2006 compared with 2005. Utility operating revenue increased $4,043,306 or 15 percent due primarily to an increase in cost of gas (gas costs are a pass through), partially offset by a decrease in revenue from local producers.
2005 compared with 2004. The rising price of natural gas resulted in both higher revenue for the Company (gas cost is a pass through), and lower use per customer (i.e. price induced conservation). Utility operating revenue increased $882,353 or 4 percent due primarily to an increase in local production revenue. Gas costs are charged to customers through the Company’s Gas Adjustment Clause discussed in note 1(d) to the financial statements.
Margin

Utility Margin	2006	2005	2004
Utility Operating Revenues	$26,921,164	$22,877,858	$21,995,505
Natural Gas Purchased	19,426,089	14,487,154	14,109,162

Margin	7,495,075	8,390,704	7,886,343
Our margin increased between 2004 and 2005 due to increase in producer’s revenue ($847,574) and decreased between 2005 and 2006 due to a loss of producer’s revenue ($618,727) and warmer weather.

On October 1, 2006, Corning put in to effect a significant ($2.7 million a year) rate increase which will positively impact revenue and margin. In addition, 2006 was a warm winter; a return to normal weather patterns would also increase revenue. Finally, our largest customer, Corning Inc., has added additional manufacturing capacity in the area that will increase our revenues. Looking forward, we anticipate the Company’s cost of gas will stabilize because of access to local production and a more favorable gas supply asset management agreement. Margins are expected to increase due to the rate case.
Non-Utility Revenue
2006 compared with 2005. The non utility operations were sold in fiscal year 2006 and the results were included in “Discontinued Operation” segment.
2005 compared to 2004. Non-utility revenue by operating segment can be found in note 2 to the financial statements. Non-utility revenue in 2005 decreased by $1,295,300 or 26 percent due to discontinued operations of Tax Center and Foodmart Plaza. There was a decrease in revenue from the Corning Realty segment of $424,800 or 11 percent due to competition from other providers.
Operating Expenses
Utility
2006 compared with 2005. Purchase gas expense increased $4,938,935 or 25 percent in 2006. The Company’s average cost of gas, including reconciliation amounts increased to $12.57 per mcf from $8.15 per mcf the previous year due to new regulatory requirements and increased company focus on infrastructure. Other operating and maintenance expense increased 15 percent. Depreciation expense increased to $517,123 due to increased investment in plant.
2005 compared with 2004. Purchase gas expense increased $377,992 or 2.7 percent in 2005. The Company’s average cost of gas, including reconciliation amounts increased to $8.15 per mcf in 2005 from $7.20 per mcf the previous year. Other operating and maintenance expense decreased 4 percent due to cost containment measures implemented. Depreciation expense increased 11 percent to $513,925 due to increased investment in plant.
Non-Utility
2006 compared with 2005. The non-utility operations were sold in fiscal year ending September 2006 and the results are included in Discontinued Operation section. Therefore the periods are not comparable.
2005 compared with 2004. Corning Realty commission expense decreased $126,000 or 32 percent as a result of reduced revenue. Realty occupancy and advertising expenses decreased $57,000 due to cost containment measures.

Investment Income
Investment income increased by $117,007 to $205,090 in 2006 versus $88,083 in 2005. 2005 was $36,900 less than 2004. The increase in 2006 was due to changes in interest bearing gas cost reconciliation amounts due from customers as well as realized gains and losses on a trust fund established to fund post-retirement compensations to certain officers.
Operating Segments
A description of the Company’s operating segments can be found in note 2 to the financial statements, which also contains the results by segment for fiscal years 2006, 2005 and 2004.
Liquidity and Capital Resources
Internally generated cash from operating activities consists of net income, adjusted for non-cash expenses and changes in operating assets and liabilities. Non-cash items include depreciation and amortization; gain on sale of securities, deferred income taxes and losses on sale of discontinued operations. In the utility segment, over or under recovered gas costs significantly impacts cash flow. In addition, there are significant year-to-year changes in regulatory assets that impact cash flow. Cash flows from investing activities consist primarily of capital expenditures. Capital expenditures have historically exceeded $1 million annually and the same is expected in the coming year. Cash flows from financing activities consist of repayment of long-term debt and borrowings and repayments under our lines-of-credit. For consolidated operations, the Company had $6,600,000 during 2006 available through lines of credit at local banks, the terms of which are disclosed in note 6 to the financial statements. The amount outstanding under these lines at September 30, 2006 is $6,600,000. As security for the Company’s line of credit, collateral assignments have been executed which assign to the lender various rights in the investment trust account, membership interest in Corning Realty Associates, LLC and proceeds from the note agreement. In addition, the lender has a purchase money interest in and to all natural gas purchases by debtor utilizing funds advanced by the bank under the line-of-credit agreement and all proceeds of sale thereof and accounts receivable pertaining to such sale. The Company relies heavily on its credit lines and a large portion is utilized throughout the entire year.
The Company has outstanding $10,571,879 in long term debt. It repaid $1,149,601 in 2006 consistent with requirements in the debt instruments.
In order to purchase gas supplies for the winter 2006-2007 season, the Company entered in to a gas asset management contract with Virginia Power Energy Marketing Inc. where VPEM purchased gas on behalf of the Company and injected that gas in to storage. At the request of VPEM on November 30th, 2006 Richard Osborne, Chairman of the Company, posted a letter of credit with VPEM to facilitate the payment for gas. This letter of credit allows the Company to resume normal payment for its gas purchases. This will allow the Company to begin collecting from customers before paying for its gas (25 days following the end of the month the gas is purchased).

The Company has no off balance sheet requirements.
Contractual Obligation
Long-term Debt
The fair market value of the Company’s long-term debt is estimated based on quoted market prices of similar issues having the same remaining maturities, redemption terms and credit ratings. Notes payable to banks are stated at cost, which approximates their value due to the short-term maturities of those financial instruments. Based on these criteria, the fair market value of long-term debt, including current portion, was as follows at September 30, 2006, 2005 and 2004:

	2006	2005	2004
Unsecured senior note - 7.9%, due serially with annual payments of $355,000 beginning on September 1, 2006 through 2016 and $795,000 due in 2017	$4,345,000	$4,700,000	$4,700,000
First mortgage bonds - 8.25%, series all due 2018, secured by substantially all utility plant	3,100,000	3,100,000	3,100,000
Unsecured senior note - 9.83%, due serially with annual payments of $100,000 beginning on September 1, 2007 through 2015 and $700,000 due in 2016	1,600,000	1,600,000	1,600,000
Mortgage note - 8.02% monthly installments through April 2008	—	—	—
Term Loan — variable rate 1/2 point below prime, monthly installments through August 2010	1,456,662	1,836,666	—
Unsecured promissory note - 6.5%, due 2012, with annual payments of $7,850	—	54,950	62,800
Note payable - 6.5% monthly installments through January 2004 secured by assets of Corning Realty	—	—	—
Note payable — 6.25% monthly installments through January 2009 secured by assets of Corning Realty	—	158,500	8,727
Mortgage note - 6.25% monthly installments through 2010	70,217	76,364	83,545
Note payable — at prime rate, 4.00% at September 2005, due December 31, 2005	—	125,000	125,000
Note payable — at prime rate, 4.00% at September 2005, due December 31, 2005	—	70,000	70,000

Total long-term debt	$10,571,879	11,721,480	9,950,072

Less current installments	1,925,037	2,449,056	79,999
Less current installments- discontinued operations	—	12,567	4,810

Long-term debt less current installments	8,646,842	9,259,857	9,865,263
The aggregate maturities of long-term debt for each of the five years subsequent to September 30, 2005 are as follows:

2007 2010	$1,925,037 $483,886	2008 2011	$522,125 and thereafter	2009 $7,240,700	$478,001

The estimated interest payments on the above debts are as follows:

2007	$1,382,981	2008	$986,845	2009	$919,120
The estimated pension plan payments are as follows:

2007	$578,804	2008	$500,000	2009	$500,000
Lines of Credit
The Company has consolidated lines of credit with local banks to borrow up to $6,600,000 on a short-term basis. Borrowings outstanding under these lines were $6,550,000, $6,600,000 and $6,325,000 at September 30, 2006, 2005 and 2004, respectively. The maximum amount outstanding during the year ended September 30, 2006, 2005 and 2004 was $6,600,000, $6,600,000 and $7,200,000 respectively. The lines of credit are unsecured and payable on demand with interest at rates which range from the prime rate (8.25%) on September 30, 2006) to the prime rate less 3/4%. As security for the Company’s line of credit, collateral assignments have been executed which assign to the lender various rights in the investment trust account, membership interest in Corning Realty Associates, LLC and proceeds from the note agreement. In addition, the lender has a purchase money interest in and to all natural gas purchases by debtor utilizing funds advanced by the bank under the line-of-credit agreement and all proceeds of sale thereof and accounts receivable pertaining to such sale. The weighted average interest rates on outstanding borrowings during fiscal 2006, 2005 and 2004 were 6.49%, 4.92% and 3.35% respectively.
The Company has no off balance sheet arrangements.
Interest Rate Risk
The Company’s exposure to interest rate risk arises from borrowing under short-term debt instruments. At September 30, 2006, these instruments consisted of a term loan and bank credit line borrowings outstanding of $6,600,000. The interest rate (prime) on this loan and these lines was 6 percent at September 30, 2005 and 8.25 percent in 2006. A 1 percent change upward in the prime rate would change interest costs by $66,000.
Regulatory Matters
On May 22, 2006, the New York Public Service Commission (the “Commission”) issued a decision in three proceedings involving the Company: Case 05-G-1359, to examine the Company’s October 31, 2005 filing for increased rates; Case 05-G-1268, to review the Company’s practices particularly relating to natural gas supply and Case 04-G-1032 to consider the Company’s request for deferral and recovery of costs formerly allocated to the appliance business that has been sold in 2003. The decision, entitled “Order Setting Gas Delivery Service Rates, Adopting Performance Targets and Incentives, Allowing Deferral and Rate Recovery of Certain Costs, and Crediting Customers with $1.4 Million of Prior Gas Commodity Costs” (the “May Order”), resolved the issues presented in the three proceedings.
In its May Order, the Commission authorized the Company to increase its base rates for natural gas service by approximately $2.7 million. The May Order allowed rates to become effective as of June 1, 2006. For financial purposes rates went in to effect October 1, 2006 and revenues collected as a result of early implementation (June 1st through September 30th) are subject to refund in 2007. The Commission granted recovery of approximately $2.63 million of deferred costs associated with appliance business, offsetting that against a $1.4 million one time gas supply disallowance expense. This expense was recognized in the quarter and fiscal year ended September 30, 2006.
Critical Accounting Policies
The Company’s significant accounting policies are described in the notes to the Consolidated Financial Statements. It is increasingly important to understand that the application of generally accepted accounting principles involve certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. Thus, the application of these principles can result in varying results from company to company. The most significant principles that impact the Company are discussed below.
Accounting for Utility Revenue and Cost of Gas Recognition
The Company records revenues from residential and commercial customers based on meters read on a cycle basis throughout each month, while certain large industrial and utility customers’ meters are read at the end of each month. The Company does not accrue revenue for gas delivered but not yet billed, as the New York PSC requires that such accounting must be adopted during a rate proceeding, which the Company has not done. The Company does not currently anticipate adopting unbilled revenue recognition and does not believe it would have a material impact in financial results. The Company’s tariffs contain mechanisms that provide for the recovery of the cost of gas applicable to firm customers, which includes estimates. Under these mechanisms, the Company periodically adjusts its rates to reflect increases and decreases in the cost of gas. Annually, the Company reconciles the difference between the total gas costs collected from customers and the cost of gas. The Company defers any excess or deficiency and subsequently either recovers it from, or refunds it to, customers over the following twelve-month period. To the extent estimates are inaccurate; a regulatory asset on the balance sheet is increased or decreased.
Accounting for Regulated Operations — Regulatory Assets and Liabilities
All of the Company’s business is subject to regulation. The Company’s regulated utility records the results of its regulated activities in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, which results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue and expense in non-regulated businesses. In certain circumstances, SFAS No. 71 allows entities whose rates are determined by third-party regulators to defer costs as “regulatory” assets in the balance sheet to the extent that the entity expects to recover these costs in future rates. Management believes that currently available facts support the continued application of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory environment.
Pension and Post-Retirement Benefits
The amounts reported in the Company’s financial statements related to its pension and other post-retirement benefits are determined on an actuarial basis, which uses many assumptions in the calculation of such amounts. These assumptions include the discount rate, the expected return on plan assets, the rate of compensation increase and, for other post-retirement benefits, the expected annual rate of increase in per capita cost of covered medical and prescription benefits. Changes in actuarial assumptions and actuarial experience could have a material impact on the amount of pension and post-retirement benefit costs and funding requirements experienced by the Company. However, the Company expects to recover substantially its entire net periodic pension and other post-retirement benefit costs attributed to employees in its Utility segment in accordance with the applicable regulatory commission authorization. For financial reporting purposes, the difference between the amounts of such costs as determined under applicable accounting principles is recorded as either a regulatory asset or liability.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements which, to the extent they are not recitations of historical facts, constitute “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). In this respect, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the Company’s business and financial results could cause actual results to differ materially from those stated in the forward-looking statements.